CLICK HOLDINGS LIMITED

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

+852 3758 2780

September 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Dietrich King

Re:	Click Holdings Limited
Registration Statement on Form F-1
Initially Filed on June 27, 2024
File No. 333-280522

Acceleration Request

Requested Date:	September 30, 2024
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Click Holdings Limited (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-280522) so that it may become effective at 4:00 p.m. Eastern Time on September 30, 2024, or at such time as the Registrant may request by telephone to the staff of the Securities and Exchange Commission. In addition, the Registrant hereby authorizes Megan J. Penick, Esq. of Dorsey & Whitney LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

Very truly yours,

Click Holdings Limited

/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer and Chairman of the Board of Directors